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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  X   Form 40-F
                ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If  "Yes" is  marked,  indicate  below  the file  number  assigned  to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement regarding its connected transaction.


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.


                        (PETROCHINA COMPANY LIMITED LOGO)
                           PETROCHINA COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                                (Stock Code: 857)

                              CONNECTED TRANSACTION

                                    Reminder

The Company and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omission contained in this announcement.

The board of directors of the Company is pleased to announce that on 27 December 2007, the Company entered into the "Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited" with CNODC and CNPC E&D (a subsidiary of the Company) pursuant to which the Company and CNODC, as shareholders of CNPC E&D, shall inject capital in the aggregate amount of RMB16 billion (approximately HK$16,944 million) into CNPC E&D. The Company and CNODC shall each make a capital injection of RMB8 billion (approximately HK$8,472 million) in cash, payable in one lump sum. Upon completion of the Capital Injection, the Company and CNODC will continue to hold 50% of the shares of CNPC E&D respectively.

As CNODC is a wholly-owned subsidiary of China National Petroleum Corporation, the controlling shareholder of the Company, CNODC is a connected person of the Company pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules. As CNODC holds 50% of the shares of CNPC E&D, CNPC E&D is also a connected person of the Company under the Hong Kong Listing Rules. Therefore, the Capital Injection by the Company and CNODC into CNPC E&D constitutes a connected transaction of the Company under the Shanghai Listing Rules and the Hong Kong Listing Rules.

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1.   SUMMARY OF CONNECTED TRANSACTION

     PetroChina Company Limited (the "COMPANY") convened an extraordinary meeting of the 3rd Session of its board of directors on 27 December 2007 at which the resolution in respect of the "Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited" was considered and approved. On 27 December 2007, the Company entered into the "Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited" with China National Oil and Gas Exploration and Development Corporation ("CNODC") and CNPC Exploration and Development Company Limited ("CNPC E&D") pursuant to which the Company and CNODC, as shareholders of CNPC E&D, shall inject capital in the aggregate amount of RMB16 billion (approximately HK$16,944 million) into CNPC E&D. The Company and CNODC shall each make a capital injection of RMB8 billion (approximately HK$8,472 million) in cash, payable in one lump sum (the "CAPITAL INJECTION"). Upon completion of the Capital Injection, the Company and CNODC will continue to hold 50% of the shares of CNPC E&D respectively. The funds required to finance the Capital Injection by the Company will come from its internal resources.

     As CNODC is a wholly-owned subsidiary of China National Petroleum Corporation, the controlling shareholder of the Company, CNODC is a connected person of the Company pursuant to the Listing Rules of the Shanghai Stock Exchange (the "SHANGHAI LISTING RULES") and the Listing Rules of The Stock Exchange of Hong Kong Limited (the "HONG KONG LISTING RULES"). As CNPC E&D is a non wholly-owned subsidiary of the Company and CNODC holds 50% of the shares of CNPC E&D, CNPC E&D is also a connected person of the Company under the Hong Kong Listing Rules. Therefore, the Capital Injection by the Company and CNODC into CNPC E&D constitutes a connected transaction of the Company under both the Shanghai Exchange Listing Rules and the Hong Kong Listing Rules.


2.   REGULATORY REQUIREMENTS

     Pursuant to the Shanghai Listing Rules, the amount of the Capital Injection is less than 5% of the latest audited net asset value of the Company. Pursuant to the Hong Kong Listing Rules, the applicable percentage ratios for the Capital Injection are more than 0.1% but less than 2.5%. Accordingly, the Capital Injection shall comply with the reporting and public announcement requirements under Rule 10.2.4 of the Shanghai Listing Rules and Rule 14A.32 of the Hong Kong Listing Rules respectively, but shall not require the approval of the independent shareholders of the Company. Therefore, the Capital Injection will become effective upon approval of the board of directors of the Company.

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3.   DESCRIPTION OF CONNECTED PERSONS

     (i)  CNODC

     CNODC was established on 14 September 1984 with registered capital of RMB4,177,401,000. Its place of establishment is Beijing, China. CNODC is a collectively-owned enterprise within China National Petroleum Corporation. CNODC is principally engaged in the exploration, development and production of oil and natural gas. It undertakes contracts for overseas oil and natural gas projects and participates in bidding for domestic and international projects. As at 31 December 2006, the value of the total assets of CNODC was RMB59,253,162,900 and its net asset value was RMB33,419,520,600. The realized net profit of CNODC for 2006 was RMB4,564,336,600. As at 30 June 2007, the value of the total assets and net asset value of CNODC were RMB58,425,820,000 and RMB37,800,000,000 respectively. The realized net profit of CNODC for the period from January to June 2007 was RMB2,632,320,000. The figures relating to CNODC are unaudited.

     (ii) CNPC E&D

     Please refer to the section headed "4. General information about the target company" of this announcement for general information on CNPC E&D.


4.   GENERAL INFORMATION ABOUT THE TARGET COMPANY

     (i)  General information

     CNPC E&D was established on 14 March 2005 with registered capital of RMB100,000,000. On 9 June 2005, the Company entered into an agreement in respect of capital injection into CNPC E&D and became a shareholder of CNPC E&D. The Company and CNODC are existing shareholders of CNPC E&D, each holding 50% of its shares. The business of CNPC E&D includes the development of exploration technologies for exploration of oil and gas fields, investment in crude oil, natural gas and chemical refining projects, investment in crude oil, natural gas and oil product pipeline projects, undertaking contracts for oil operations and services, import and export of goods or technologies, undertaking import and export agency business, provision of foreign trade consulting services and technological exchange services, as well as sale of equipment, instrument, meters, parts and components, cement materials, crude oil, chemical products for use in oil fields and petrochemical products (excluding toxic products that can be readily manufactured including hazardous chemical catalysts).

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     The principal business of CNPC E&D is the undertaking of international exploration and production of oil and gas through special purpose vehicles. It has operations in various countries including Algeria, the Republic of Kazakhstan, Oman, Niger, Chad, Canada, Azerbaijan, Ecuador, Peru, Venezuela, China and Indonesia.

     (ii) Financial information

     The following table sets out the unaudited financial information of CNPC E&D as at and for the two years ended 31 December 2005 and 31 December 2006 and the six months ended 30 June 2007 respectively:

                                                             (Unit: RMB Million)

                                    31 December 2005          31 December 2006              30 June 2007

Generally Accepted Accounting Principles in the PRC
Total assets                                  50,608                    49,771                    53,238
Net asset                                     29,137                    33,853                    38,269
Net profit before tax                         10,847                    12,476                     8,030
Net profit after tax                           7,068                     7,324                     6,001
International Financial Reporting Standards
Total assets                                  60,133                    60,244                    63,839
Net asset                                     35,551                    41,468                    45,961
Net profit before tax                         12,539                    15,002                     8,581
Net profit after tax                           8,201                     8,705                     6,285

     CNPC E&D has been classified as a subsidiary of the Company and its results have been consolidated in the consolidated financial statements of the Company before the Capital Injection and will continue to be so consolidated after the Capital Injection.


5.   PURPOSE OF THE CAPITAL INJECTION

     (i)  Summary

     At present, CNPC E&D intends to co-operate with two state-owned development companies respectively in the Republic of Kazakhstan ("KAZAKHSTAN") and the Republic of Uzbekistan ("UZBEKISTAN") and invest in the development and construction of a Central Asia

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- China natural gas pipeline project for the transmission of natural gas purchased by China from the Republic of Turkmenistan ("TURKMENISTAN"). For this purpose, CNPC E&D has established a wholly-owned subsidiary, Trans-Asia Gas Pipeline Company Limited ("TRANS-ASIA GAS"), which acts as the platform for undertaking this natural gas pipeline development and construction project. As CNPC E&D requires substantial funding to undertake the project, each of the Company and CNODC, as shareholders of CNPC E&D, proposes to inject additional capital of RMB8 billion (approximately HK$8,472 million) into CNPC E&D, totaling RMB16 billion (approximately HK$16,944 million) to satisfy such funding requirement. During the year prior to the Capital Injection, the Company and CNODC have not made any capital contribution into CNPC E&D.

     (ii) Brief introduction of the Central Asia - China natural gas pipeline project

     The Central Asia - China natural gas pipeline stretches from Gedaim, which is at the border of Turkmenistan and Uzbekistan, runs across Uzbekistan and Kazakhstan and reaches Khorgos in China. The pipeline will be 1,818 km long, of which 525 km will run through Uzbekistan and 1,293 km will run through Kazakhstan. The diameter of the pipeline will be 1,067 mm. A dual-laid pipeline will be installed. The designed gas transmission capacity will be 30 billion cubic meters per annum, which is capable to be increased to 40 billion cubic meters per annum. The total project investment is estimated to be US$7.31 billion.

     The target markets for gas transmitted through the Central Asia - China natural gas pipeline into China include the Central-western provinces such as Xinjiang, Gansu, Ningxia, Shaanxi and Sichuan, the Central-southern provinces such as Henan, Anhui, Hubei, Hunan and Jiangxi, the Yangtze River Delta region including Shanghai and the Jiangsu and Zhejiang provinces, and the South-eastern coastal provinces such as Guangdong and Guangxi.

     On 8 November 2007, CNPC E&D established Trans-Asia Gas, a wholly-owned subsidiary, to undertake the above project. Trans-Asia Gas will set up a Chinese-Uzbekistan equity joint venture and a Chinese-Kazakhstan equity joint venture with the state-owned development company of each of Uzbekistan and Kazakhstan for the purposes of undertaking the project. Applications for obtaining the approval and confirmation from relevant governmental authorities in China are currently underway. If the formation of these two joint ventures shall trigger any compliance requirements under the Shanghai Listing Rules and/or Hong Kong Listing Rules, the Company will comply with such requirements at appropriate times.

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6.   KEY CONTENTS OF THE CAPITAL INJECTION AGREEMENT AND CONSIDERATION

     (i)  Key contents of the agreement

     1. The agreement concerning the Capital Injection as a connected transaction, namely the "Capital Injection Agreement Concerning CNPC Exploration and Development Company Limited", will be entered into between the Company, CNODC and CNPC E&D.

     2. The registered capital of CNPC E&D will be increased by RMB16 billion (approximately HK$16,944 million), with the Company and CNODC each injecting RMB8 billion in cash. Within 7 working days from the signing of the capital injection agreement, the Company and CNODC shall pay their respective capital contribution in full in one lump sum into an account designated by CNPC E&D.

     3. The agreement will be executed after each party has obtained its internal approval and will become effective upon signing.

     (ii) Consideration

     For the Capital Injection, the Company and CNODC will each inject RMB8 billion (approximately HK$8,472 million) payable in one lump sum in cash. Upon the Capital Injection, the percentage of equity interest of the Company and CNODC in CNPC E&D will remain to be 50%: 50%.


7.   EFFECT OF THE TRANSACTION ON THE COMPANY

     (i) Due to the continuous rapid economic growth in China, there is substantial demand for energy resources. The demand for clean energy is particularly strong. The Capital Injection will increase the international reach of the business of the Company through the overseas operations of CNPC E&D. It will also increase the market share of the Company in the domestic natural gas market. This presents new opportunities to boost the financial performance of the Company.

     (ii) The investment resulting from the Capital Injection is an important strategic project for the supply of oil and gas to China. It will also safeguard a constant supply of natural gas to China. The Company's investment in this project represents an important opportunity for the Company, as a reputable international and domestic company, to strengthen its corporate image as a socially responsible company.

     (iii) The Company's investment in this project will further enhance its collaborations with state-owned development companies in Central-Asian countries, which will further strengthen the development of the Company's business in this region.


8.   DIRECTORS' OPINION

     The Company convened an extraordinary meeting of the 3rd Session of its board of directors by way of written resolutions on 27 December 2007. Eleven directors participated in the meeting. The Chairman of the Company, Mr. Jiang Jiemin, and certain directors of the Company, namely Mr. Duan Wende, Mr. Zhou Jiping, Mr. Wang Yilin and Mr. Zeng Yukang, also held positions in China National Petroleum Corporation and therefore, as related parties, have abstained from voting in respect of the resolution approving the connected transaction. The remaining six directors of the Company (including the independent non-executive directors) who are entitled to attend and vote at such resolution considered and unanimously passed the resolution concerning the Capital Injection. The number of directors who are entitled to attend and vote at such resolution was in compliance with the quorum requirement and accordingly the convening of the meeting and the passing of the resolution were valid and effective.

     The independent non-executive directors of the Company are of the view that the connected transaction has been carried out in the usual and ordinary course of business of the Company and in compliance with the requirements under relevant laws, administrative regulations, departmental rules, regulatory documents, regulations of the places of listing and the articles of association of the Company. The connected transaction has been entered into on normal commercial terms which are fair and reasonable to the Company and its shareholders as a whole and in the best interest of the Company and its shareholders as a whole. The other voting directors also agreed with the aforesaid views.


9.   INFORMATION ABOUT THE COMPANY

     The Company and its subsidiaries are principally engaged in petroleum and natural gas related activities, including:

     (i) the exploration, development, production and sale of crude oil and natural gas;

     (ii) the refining, transportation, storage and marketing of crude oil and petrochemical products;

     (iii) the production and sales of basic petrochemical products, derivative

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           petrochemical products and other chemical products; and

     (iv) the transmission of natural gas and crude oil, and the sales of natural gas.

In this announcement, Renminbi has been translated into Hong Kong dollars at the rate of RMB1 to HK$1.059 for reference purpose only.



BY ORDER OF THE BOARD OF DIRECTORS

PETROCHINA COMPANY LIMITED

27 December 2007


As at the date of this announcement, the board of directors of the Company comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                          PetroChina Company Limited



Dated: December 28, 2007                  By:    /s/ Li Huaiqi
                                                 --------------------------
                                          Name:  Li Huaiqi
                                          Title: Secretary to the Board